Exhibit 99.1
Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Glamis Gold Ltd.
5190 Neil Road
Reno, Nevada 89502
(the “Company”)

Item 2	Date of Material Change
May 3, 2006

Item 3	News Release
A news release was issued by the Company on May 3, 2006 and filed on SEDAR.

Item 4	Summary of Material Change
On May 3, 2006, the Company announced that the plan of arrangement between the Company and Western Silver Corporation (“Western Silver”) has been completed, effective May 3, 2006.

Item 5	Full Description of Material Change
The Company announced that the plan of arrangement between the Company and Western Silver (the “Arrangement”) has been completed, effective May 3, 2006, following approval of the Arrangement by the Supreme Court of British Columbia on May 2, 2006. As a result of the Arrangement, Western Silver is now a wholly-owned subsidiary of the Company. The Company issued 33,881,532 common shares in connection with the Arrangement and now has 165,969,122 common shares issued and outstanding.
Under the Arrangement, each shareholder of Western Silver will receive 0.688 of a common share of the Company (“Glamis Share”) and one common share of Western Copper Corporation (“Western Copper Share”).
Trading of Western Silver common shares (“Western Shares”) on the Toronto Stock Exchange ceased at the close of trading on May 4, 2006. It is anticipated that letters of transmittal for the exchange of Western Shares for Glamis Shares and Western Copper Shares will be mailed by May 10, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
Not applicable.

Item 8	Executive Officer
Charles A. Jeannes
Executive Vice President, Administration,
General Counsel and Secretary
Telephone: (775) 827-4600 (ext. 3107)

Item 9	Date of Report
May 5, 2006
GLAMIS GOLD LTD.
Signed: “Charles A. Jeannes”
Charles A. Jeannes
Executive Vice President, Administration,
General Counsel and Secretary